                                 HOLLINGER INC.
                               10 Toronto Street
                                    Toronto
                            Ontario Canada, M5C 2B7
                                  416.363.8721



                                                              December 20, 2004




Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

       Re: Hollinger Inc. Application for Withdrawal of Registration Statement on Form F-4 (File No. 333-106587) (the "Registration Statement")

Ladies and Gentlemen:

         Hollinger Inc. ("Hollinger") hereby applies for withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. As a result of current circumstances, Hollinger does not expect in the near term to be able to commence and complete the exchange offer contemplated by the Registration Statement. No securities were sold in connection with the Registration Statement. By execution of this letter below, Ravelston Management Inc. and 504468 N.B. Inc., the other two registrants under the Registration Statement, hereby join in this application for withdrawal of the Registration Statement.

         Please call John J. O'Brien (212-558-3944) or Sara A. Cohen (212-558-1625), of Sullivan & Cromwell LLP, if you have any questions relating to this application.



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         Securities and Exchange Commission                                -2-




                                Very truly yours,

                                HOLLINGER INC.

                                By:      /s/ Peter G. White
                                         ---------------------------------------
                                         Name:    Peter G. White
                                         Title:   Vice President, Operations
                                                  and Secretary

                                RAVELSTON MANAGEMENT INC.

                                By:      /s/ Peter G. White
                                         ---------------------------------------
                                         Name:    Peter G. White
                                         Title:   Executive Vice President


                                504468 N.B. Inc.

                                By:      /s/ Peter G. White
                                         ---------------------------------------
                                         Name:    Peter G. White
                                         Title:   Executive Vice President


cc:  Katherine Hsu
     Max A. Webb
     (Division of Corporation Finance)